Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

pengrowth announces closing of SALE OF non-core ALberta ASSETS and third quarter conference call detail

(Calgary, October 23, 2017) – Pengrowth Energy Corporation is pleased to report that it has closed the sale of its non-core Alberta legacy assets previously announced on October 18, 2017.

The Company also announces that it intends to release its third quarter results for the period ending September 30, 2017 on Thursday, November 9, 2017, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Standard Time (MST) on Friday, November 10, 2017, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International (478) 219-0186

Live listen only audio webcast:   https://edge.media-server.com/m6/p/pf9m9uia

The call will be recorded and available for playback shortly after the conclusion of the meeting using the following dial-in numbers:

(855) 859-2056 or (800) 585-8367

Conference ID: 9786829

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian Sedimentary Basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information

Wassem Khalil

Manager, Investor Relations

(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

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